UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Arbor EnTech Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

0389112022

(CUSIP Number)

John G. Nossiff, Esq.

The Nossiff Law Firm LLP

300 Brickstone Sq., St 201

Andover, MA 01810

(978) 409 2648

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_____________________________________________________________________________________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0389112022
1.	Names of Reporting Persons Brad Houtkin
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,404,000
	8.	Shared Voting Power: 3,395,000
	9.	Sole Dispositive Power: 3,404,000
	10.	Shared Dispositive Power: 3,395,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,799,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 92.4%

Item 1.	Security and Issuer
Common Stock
Arbor EnTech Corporation 7100 Island Blvd. Slip #21 Aventura, FL 33160

Item 2.	Identity and Background

Brad Houtkin

5584 East Leitner Drive

Coral Springs, FL 33067

M    Mr. Houtkin is President of the Issuer, Arbor EnTech Corp, a shell corporation with an address of 7100 Island Blvd., Slip #21, Aventura, FL 33160.  Mr. Houtkin is also COO of Houtkin Consulting, Inc., a real estate investment firm, with an address of 7100 Island Blvd., Slip #21, Aventura, FL 33160

(d) N/A

(e) N/A

(f) U.S.

Item 3.	Source and Amount of Funds or Other Consideration

The Airmont Trust, of which the reporting person is a co-trustee, acquired beneficial ownership on December 6, 2010 of 3,395,000 shares of common stock from the Estate of Harvey Houtkin pursuant to the last will of the decedent, Harvey Houtkin.  Accordingly, the shares of the Issuer previously owned by the Estate of Harvey Houtkin are now beneficially owned by the Estate beneficiary, the Airmont Trust, of which the reporting person is a co-trustee.

Item 4. (a)-(j)

Purpose of Transaction

As disclosed in Item 3, on December 6, 2010, the Estate of Harvey Houtkin distributed 3,395,000 shares of common stock to the Airmont Trust, of which the reporting person is a co-trustee, pursuant to the last will of the decedent, Harvey Houtkin. Sherry Houtkin is a co-trustee of the Airmont Trust.

Mr. Houtkin acquired from Wanda Shefts beneficial ownership of 3,404,000 shares of the Issuer’s common stock on December 15, 2008 in a private transaction, in connection with which, Mark and Wanda Shefts resigned as officers and directors of the Issuer, and Mr. Houtkin and his brother, Michael Houtkin, became officers and directors of the Issuer (Brad Houtkin became President and a director, and Michael Houtkin became Director and Secretary).  Sherry Houtkin, Brad Houtkin’s mother, is also a director of the issuer.  Mr. Houtkin acquired these 3,404,000 shares in order to secure control of the Issuer.  Mr. Houtkin plans to cause the Issuer to seek potential merger/acquisition candidates.

Item 5.	Interest in Securities of the Issuer
A	Amount: 6,799,000 Percentage: 92.4%
B	Please see Items 7-10 of Second Part of Cover Page of the Reporting Person for a description of sole and shared voting and dispositive power.
C

As disclosed in Items 3 and 4, on December 6, 2010, the Estate of Harvey Houtkin distributed 3,395,000 shares of common stock to the Airmont Trust, of which the reporting person is a co-trustee, pursuant to the last will of the decedent, Harvey Houtkin. Sherry Houtkin is a co-trustee of the Airmont Trust.

D	N/A
E	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Brad Houtkin (the reporting person) and Sherry Houtkin are the co-trustees of the Airmont Trust, under trust agreement dated January 2nd, 2001.  Sherry, Brad, Michael and Stuart Houtkin are beneficiaries of the Airmont Trust.

Item 7.	Material to Be Filed as Exhibits N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2010
Date
/s/Brad Houtkin
Signature